April 30, 2019

Lisa Conte
Chief Executive Officer & President
Jaguar Health, Inc.
201 Mission Street, Suite 2375
San Francisco, CA 94105

       Re: Jaguar Health, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed March 22, 2019
           File No. 001-36714

Dear Ms. Conte:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance
cc:    Michael Lee - Reed Smith LLP